                                                                      EXHIBIT 12

                   GATX FINANCIAL CORPORATION AND SUBSIDIARIES
         COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                        (IN MILLIONS, EXCEPT FOR RATIOS)



                                                              THREE MONTHS ENDED  NINE MONTHS ENDED
                                                                 SEPTEMBER 30       SEPTEMBER 30
                                                              ------------------  -----------------
                                                                2002     2001       2002      2001
                                                               ------   ------     ------    ------
EARNINGS AVAILABLE FOR FIXED CHARGES:
     Income from continuing operations before
          cumulative effect of accounting change               $ 28.4   $  1.6     $ 86.4    $ 49.3

     Add (deduct):
          Income taxes                                            9.4      1.2       42.4      32.6
          Share of affiliates' earnings, net of cash
               dividends received                               (11.8)    (5.3)     (35.8)    (24.0)
          Interest on indebtedness and amortization of debt
               discount and expense                              55.1     62.6      161.5     192.7
          Portion of rents representative of interest factor
               (deemed to be one-third)                          16.5     16.8       48.1      48.5
                                                               ------   ------     ------    ------

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES                     $ 97.6   $ 76.9     $302.6    $299.1
                                                               ======   ======     ======    ======

FIXED CHARGES:
     Interest on indebtedness and amortization of debt
          discount and expense                                 $ 55.1   $ 62.6     $161.5    $192.7
     Capitalized interest                                         1.7      3.0        9.3      10.0
     Portion of rents representative of interest factor
           (deemed to be one-third)                              16.5     16.8       48.1      48.5
                                                               ------   ------     ------    ------

TOTAL FIXED CHARGES                                            $ 73.3   $ 82.4     $218.9    $251.2
                                                               ======   ======     ======    ======

Ratio of earnings to fixed charges(a)                            1.33x    0.93x(b)   1.38x     1.19x


(a) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of cash dividends received.

(b) For the quarter ended September 30, 2001, fixed charges exceeded earnings by $5.5 million.